

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Cecilia Jones
Chief Financial Officer
AGIOS PHARMACEUTICALS, INC.
88 Sidney Street
Cambridge, MA 02139

      Re: AGIOS PHARMACEUTICALS, INC.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed February 15, 2024
          File No. 001-36014

Dear Cecilia Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences